Exhibit 99.51

VOX PROVIDES EXPLORATION

UPDATES FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – May 27, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent exploration updates from royalty operating partners Norwest Minerals Limited (ASX: NWM) (“Norwest”), Metalicity Limited (ASX: MCT) (“Metalicity”), Jangada Mines plc (LON: JAN) (“Jangada”), Genesis Minerals Limited (ASX: GMD) (“Genesis”) and Kalamazoo Resources Limited (ASX: KZR) (“Kalamazoo”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “Since April 1, 2021, our royalty operating partners have announced more than 80,000m of drilling planned for 2021 and that multiple resource updates and new engineering studies are expected to be released – all of which continue to de-risk future royalty revenue for Vox shareholders. We are particularly excited to share bonanza- and high-grade gold drilling results across multiple, separate projects, including 3m @ 30g/t at Bulgera and 3m @ 19g/t at Kookynie/McTavish. These drilling results indicate strong potential for royalty-linked economic mineralisation at relatively shallow depths.”

Summary of Exploration Updates

•	High-grade drilling results at the Bulgera gold project by Norwest;
•	High-grade drilling results and maiden resource estimate at the Kookynie gold project by Metalicity;
•	Resource update and revised Preliminary Economic Assessment (“PEA”) expected Q3 2021 for the Pitombeiras vanadium project by Jangada;
•	Capital raising to fund feasibility study and 65,000m of drilling at the Kookynie gold project by Genesis; and
•	Commencement of 12,000m drill program at the Ashburton gold project by Kalamazoo.

Bulgera (Exploration) – High Grade Drilling Results

•	Vox holds a 1% net smelter royalty over the Bulgera gold project, acquired in February 2021;
•	On April 30, 2021, Norwest announced that it had completed 5,000m of Reverse Circulation (“RC”) drilling during the first quarter of 2021, which was designed to test for high-grade gold mineralisation extending below the historical Bulgera and Mercuri open pits;
•	On May 11, 2021, Norwest announced that final gold assay results from the first quarter drilling resulted in new high-grade gold intersections reporting as follows:
o	16m @ 7.3g/t Au (including 3m @ 30.3g/t Au) from 194m in BRC21015 with hole finishing in 18.5g/t gold mineralisation at 210m; and
o	6m @ 11.8g/t Au (including 3m @ 22.4g/t Au) from 218m in BRC21013.
•	Vox Management Summary: These Bulgera drilling results are much higher than average Australian gold mining grades of 1 – 2g/t open pit and 3 – 5g/t underground, which increases the probability of development and future royalty cashflow potential from a low-cost royalty acquired by Vox in 2021.

Kookynie (Advanced Exploration) – High Grade Drilling Results and Maiden McTavish Resource

•	Vox holds a A$1/t ore production royalty (with gold grade escalator1) on part of the Kookynie gold project held by Metalicity;
•	On May 24, 2021 Metalicity announced first drilling results from the 2021 Drilling Program at the royalty-linked McTavish Prospect which comprised 1,758m drilled across 28 holes year to date:
o	McTRC0044 included 3m @ 19.1g/t Au from 88m (including 1m @ 52.8g/t Au from 89m)
o	Intercept is directly down plunge of previous high-grade hits of:
■	McTRC0005 of 5m @ 17.9g/t Au from 48m (including 1m @ 80.2g/t Au)
■	McTRC0001 of 4m @ 6.4g/t Au from 67m (including 1m @ 15.47g/t Au)
•	According to Metalicity, the McTavish Prospect is now thought to extend along strike for 2km to the south of the Leipold Prospect creating a significant mineralisation opportunity; and
•	A maiden initial JORC Resource Estimate is underway for the McTavish Prospect, which is situated on a mining lease.
•	Vox Management Summary: These McTavish drilling results are much higher than average Australian gold mining grades. The upcoming initial resource estimate for McTavish will provide an indication on the potential size of the gold deposit covered by the royalty, which is a value-enhancing milestone for any mining project seeking to transition from exploration to production.

Pitombeiras (PEA Stage) – PEA Update and Drilling update

•	Vox holds a 1% net smelter royalty over the Pitombeiras vanadium-iron ore project;
•	On May 4, 2021, Jangada announced additional drilling results and an updated mineral resource and PEA timing:
o	22 drill holes for 1,466m completed with 18 holes intersecting vanadiferous titanomagnetite mineralisation;
o	Upgraded and expanded Mineral Resource Estimate and revised PEA scheduled for completion in Q3 2021; and
o	PEA focus is on evaluating a Direct Shipping Ore operation for the export of a saleable magnetite concentrate containing a minimum of 62% Fe and additional credit from 25% contained V2O5.
•	Vox Management Summary: Vox assumed the Pitombeiras royalty in 2019 when the Pitombeiras claims were split from the Pedra Branca PGM project claims. As previously disclosed on April 6th, the PEA update will give Vox shareholders visibility around potential near-term life of mine royalty revenues and potential to commence production as early as Q1 2022.

Kookynie (Pre-Feasibility) – Equity Raising for Feasibility and 65,000m Drilling

•	Vox holds a A$1/t production royalty (>650Kt cumulative ore mined and treated) on part of the Kookynie gold project;
•	On April 22, 2021, Genesis announced that:
o	It has received firm commitments for a A$10M equity raise plus an additional A$1M to be raised under a Share Purchase Plan. The funds raised will be used to advance exploration activities, finalise a Feasibility Study and progress Genesis’ Ulysses Project towards a development decision in Q4 2021;
o	A planned 40,000m RC and diamond drilling program, focussed on resource growth, across

Genesis’ multiple projects, including the royalty-linked Puzzle North deposit; and

o	A 25,000m AC drilling program will also commence in the June quarter to focus on the 15km of strike of the Ulysses-Orient Well corridor and the 6km strike of the royalty-linked Puzzle granite-greenstone contact.
•	Vox Management Summary: It is rare for listed explorers with a market capitalisation <$150M such as Genesis to drill more than 20,000m annually. This substantial 65,000m drilling program increases the probability of new discoveries on Vox’s Kookynie royalty claims, without any capital commitment from Vox.

Ashburton (Exploration) – 12,000m Resource Expansion Drilling

•	Vox holds a 1.75% gross revenue gold royalty (>250koz cumulative production) on the Ashburton gold project; and
•	On May 3, 2021, Kalamazoo announced that its Phase 2 drilling program at Ashburton is underway, which the program consists of a combination of RC and Aircore drilling. The approximate 12,000m drill program will focus on increasing the resource base.
•	Vox Management Summary: Despite hosting a substantial gold resource, the Ashburton project had less than A$5M in exploration expenditure by Northern Star Resources between 2015 – 2020 prior to Kalamazoo acquiring the project as their flagship asset. This 12,000m drilling program increases the probability of the gold resource base expanding and supports Kalamazoo’s ongoing development studies for Ashburton.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1)